

August 9, 2021

Patrick Bracewell
President and Chief Executive Officer
Amalgamated Specialty Group Holdings, Inc.
8401 Connecticut Avenue, Suite 300
Chevy Chase, MD 20815

> **Re: Amalgamated Specialty Group Holdings, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed July 29, 2021**
> **File No. 024-11534**

Dear Mr. Bracewell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Unaudited Pro Forma Financial Information Balance Sheet, page 37

1. We note your response to prior comment 9 and the revision to the unaudited pro forma footnote (2) to explain your $20.1 million adjustments on page 37. Given the continued significance of this adjustment and disparity in disclosure, please revise to provide clarity pursuant to Article 11-02(a)(8) of Regulation S-X for the following:
   - Please revise page 37 to disclose why the $20.1 million of net cash proceeds at the offering midpoint differs from the $18.3 million net proceed at midpoint disclosed on the cover and elsewhere in the filing.
   - As your disclosure on page 30 of use of proceeds discloses that only the remainder of

the retained net proceeds will be invested on a short-term basis, please disclose a quantified estimate of that remainder in footnote (2) on page 37, also disclosing a summary of the uses of the other net proceeds, such as the $2.6 million ESOP loan and $2.4 million subscription rights.

2. We note your response to prior comment 10 and the revised pro forma footnote (7) on page 38. Please revise your disclosure of ARM's net tangible assets to also present the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed pursuant to ASC 805-20-50-1(c).

The Appraisal, page 101

3. We note the revised disclosure in response to comment 15. Please further revise to specifically describe the downward adjustments made and reasons for each.

Index to Financial Statements, page F-1

4. We note your response to prior comment 17 that your obligations are conditioned upon completion of the conversion and the offerings. While ACIC is responsible for conversion and offering expenses payments, please revise to disclose in sufficient detail your contingent obligations after those completions.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance